THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

May 12, 2009

Michael R. Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	PSM Holdings, Inc.
Registration Statement on Form S-1
Filed June 20, 2008
File No. 333-151807

Dear Mr. Clampitt:

Attached for filing is the first amendment to the above-referenced registration statement on Form S-1 of PSM Holdings, Inc. (the “Company”).  This amendment includes updated financial statements for the years ended June 30, 2008 and 2007, and for the six months ended December 31, 2008 and 2007.  In addition, this filing includes updated information about the operations of the company since its last filing on June 20, 2008.

In response to the specific comments in your letter dated July 17, 2008, I have been authorized to provide the following responses and information, with each numbered item below corresponding to the numbered items in your letter:

Forepart of Registration Statement

1.           Since the company’s shares are not currently traded on an exchange or in an over-the-counter market, Rule 457(c) cannot be relied upon for purposes of calculating the registration fee.  Please conduct the calculation in accordance with an alternate rule.

RESPONSE:  The registration fee has been recalculated under Rule 457(o) based upon the proposed offering price of $1.85 per share.

General

2.           You disclose that your common stock has been quoted on the Pink Sheets since October 10, 2005.  However, it appears that most of the company’s shares at that time were restricted securities.  Since shares of the company’s stock were being traded publicly, please advise us supplementally as to how many shares were outstanding at that date, how many were available for publicly trading and how those shares became freely tradable.

Michael R. Clampitt, Senior Attorney
May 12, 2009

RESPONSE:  In connection with the original 211 application for quotation of the Company’s common stock on the Pink Sheets by the initial market maker, the National Association of Securities Dealers, Inc. (the “NASD”) issued a comment letter dated July 5, 2005, addressing this issue.  The comment stated as follows:

It appears that the Issuer’s shares are not available for resale without registration.  Refer to Notice to Members 00-49.  If you still wish to continue with your 211 Application, we would request that you provide an independent opinion from Wilson-Davis counsel detailing why the sale of such securities would not violate the registration requirements of the Securities Act.  Wilson-Davis is reminded that, in complying with this requirement, Wilson-Davis cannot reasonably rely on a legal opinion provided by the Issuer or the Issuer’s counsel, or by counsel acting for any individual or entity involved in the transaction. (NTM 00-49).

In response to this comment, the Company obtained an opinion from counsel for Wilson-Davis which was submitted to the NASD to address this issue.  A copy of the legal opinion from Kruse Landa Maycock & Ricks LLC dated August16, 2005, is furnished supplementally herewith.

3.           We remind you of the updating requirements of Rule 3-12 of Regulation S-X.

RESPONSE:  Audited financial statements for the year ended June 30, 2008, and unaudited financial statements for the six months ended December 31, 2008, have been included with this filing.  As discussed with Mr. McNair of your staff, since the registration statement will not likely be declared effective within 135 days of the unaudited interim financial statements furnished with this filing, updated financial statements will be provided in the next pre-effective amendment.

4.           Please include an updated consent from you independent accountants in pre-effective amendment.

RESPONSE:  An updated consent from the Company’s independent accountants is being filed with this amendment as Exhibit 23.1.

Prospectus Cover Page

5.           Since there is currently no market for your common shares, you must set a price at which the selling shareholders will offer the shares until a market develops.  Please revise your disclosure on the prospectus cover page, Plan of Distribution, and throughout the document to indicate the price at which the shares being registered will be sold.  See Item 501(b)(3) of Regulation S-K.  The staff would not object to language stating: “The selling shareholders will set a price of $x.xx per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.”  In addition, please revise your calculation of the registration fee to base your registration fee on your set price.

Michael R. Clampitt, Senior Attorney
May 12, 2009

RESPONSE:  The suggested language has been added to the cover page of the preliminary prospectus and in the Plan of Distribution section.  The calculation of the registration fee has also been revised based on the set price of the stock.

Summary

6.           Please revise the preamble to state that it highlights “material” information contained in the prospectus.

RESPONSE:  The word “material” has been added to the preamble and additional information added to the Summary section.

7.           Revise to add a paragraph disclosing when and at what price the selling shareholders obtained their shares.

RESPONSE:  Of the shares included in the registration statement, some were purchased from the issuer in a non-public offering, a small number were issued for services, and the balance were purchased from shareholders of the company in private transactions.  Information about the range of prices paid for the shares and the dates the shares were acquired have been added in a new paragraph for this section.

In addition, in the Summary section language has been added to broaden the disclosure to include the mortgage banking business of the Company using its warehouse line of credit.  This facility allows the Company and its branch offices to not only originate the loans but to fund them.  Loans funded under the warehouse line of credit are sold to third party lenders within three to five days following closing.

Risk Factors, page 2

8.           The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky.  It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances.  However, you make several references to the company’s inability to offer assurances.  For example, you state that you cannot guarantee that you will be able to compete successfully against current and future competitors.  Instead of stating the company’s inability to make assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

RESPONSE:  Management has reviewed the risk factors in this section and has removed any language by which the Company offers assurances or states its inability to offer assurances.  In each instance, management has attempted to focus on the particular risks to investors and to plainly state these risks posed by the stated uncertainties.  Management has added some risk factors which it believes may be relevant to investors.

9.           Please revise the subcaption of the first risk factor on page 3 that begins “The mortgage industry . . .” to adequately describe the risk being presented.  In addition, revise to disclose if the Company has originated subprime or Alt-A loans and, if so, quantify.  Also, disclose if there has been any change in the lenders you obtain funding through or in the availability of your funding.  Refer to Item 503(c) of Regulation S-K.

Michael R. Clampitt, Senior Attorney
May 12, 2009

RESPONSE:  The Company previously originated an insignificant number of sub-prime loans, which in the aggregate never exceeded 5% of the total production and there is currently no origination of sub-prime loans at this time.  For this reason management has determined that this risk factor is no longer material to the Company and has therefore eliminated the risk factor.  Two of the lenders previously used by the Company have left the industry as set forth in the second risk factor in this section and in the MD&A section; all other funding sources remain in place.

10.           With respect to the second risk factor listed on page 3, please briefly describe the relevant provisions of the pending legislation to which you refer and how those provisions will impact the company.  In addition, please explain what you mean by “mortgage banking” so that investors can better appreciate the risk.

RESPONSE:  The previous risk factor incorrectly addressed possible legislation, when in fact the possible changes were being considered by state and federal regulatory agencies.  The risk factor has been revised to address the risks to the Company which focus on the reduced pool of potential clients because of the more stringent borrower qualification standards.

In the Summary section of the prospectus and elsewhere in the document, management has included a description of what it means by “mortgage banking.”  In the context of this Company it refers to the ability of the Company and its branch offices to originate its own loans using its $1,000,000 warehouse line of credit and to resell these loans to third party lenders.

11.           Please add a risk factor explaining that the attorney who prepared the registration statement  is also a selling shareholder.

RESPONSE:  I have agreed not to require registration of my shares in this registration statement.  The table of selling shareholders has been revised to eliminate these shares and the number of shares being registered has been reduced by this number.  Nevertheless, a risk factor has been added which discloses my stock ownership in the Company and the potential conflict of interest this may create.

12.           It appears that you will be relying significantly on Nationwide By Owner, Inc. to generate leads for your business.  Please consider adding a risk factor addressing any risks posed by this arrangement, including the risk that Nationwide may not be able to generate sufficient leads.

RESPONSE:  Management estimates that presently approximately 20% of the loans closed by the Company and its branch offices are presently generated from leads by Nationwide By Owner, Inc. (“NWBO”).  The Company has added two risk factors which address the risks to the Company of the loss of these leads or the inability of NWBO to compete with other companies in the industry.

13.           In order to raise capital, you have issued shares of stock in each of the last two years.  Since future issuance may dilute shareholder ownership, please consider addressing this issue in the risk factors.

RESPONSE:  The Company has added a risk factor in this section which addresses this issue.

Forward-Looking Statement, page 7

14.           Either delete the sentence about “other risks and uncertainties,” or expand that concept into a separate risk factor.

RESPONSE:  The sentence about “other risks and uncertainties” has been deleted.

Michael R. Clampitt, Senior Attorney
May 12, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, beginning on page 7.

General

15.           You have failed to generate a net profit in each of the periods for which you have provided financial statements.  Please describe, in reasonable detail, why management believes it has been unable to generate a net profit.  We note your disclosure in the Liquidity and Capital Resources sections on pages 8 and 9.

RESPONSE:  Management believes the primary reason for the losses over the past two years was that after the decision was made to take the company public through a reverse acquisition in 2005, five of the top producing branch offices banded together and demanded more ownership and a more beneficial split in revenue going forward.  Management made the decision not to agree to their demands, and they left the network.  This cut in revenue was the primary reason of the extensive losses.  It has taken almost 30 months to replace the revenue previously generated by these five branch offices through increased originations and additional offices added to the network.

16.           You state in your risk factors section that you believe the consolidation occurring in the mortgage industry and the reduction in subprime lending will have minimal impact on your results of operations.  You believe this is in part due to the quality of the loans you made in the past.  Please disclose the number of mortgage originations the company has generated for each of the years presented in the financial statements.  In addition, please disclose the characteristics of those loans.  For example, disclose whether you brokered subprime, Alt-A, or option ARM loans.  In addition, disclose the LTV of the loans at origination.  Furthermore, please describe in greater detail why you believe the impact of the current industry crisis will be minimal.

RESPONSE:  For the fiscal year-ended June 30, 2007, the Company originated 878 loans, or an average of just over 73 loans per month, while during the fiscal year-ended June 30, 2008, the Company originated 770 loans, or an average of just over 64 loans per month.  This decline was directly due to the loss of the Company’s top producing branches.  The recovery from this loss was not seen until the early part of 2008.

For the initial nine months of the current year ending March 31, 2009, the Company originated 634 loans, or an average of just over 70 loans per month.  The increase in the most recent time period has been a result of the lower interest rates, additional branches joining the network, and the rebounding of the overall attitudes in the real estate markets following the extreme downturn experienced in late 2008 and January of 2009.

Generally speaking, the loans brokered were of “A” quality fixed rate loans.  Less than 5% of the loans originated during the time periods discussed were considered “sub-prime”, and approximately another 5% of the loans were “Alt-A.”  The Company did less than 1% “Option ARM” loans.  The markets where the Company’s offices are located were simply never interested in these products.

The loan-to-value (LTV) at origination varied greatly from 60% to 97%.  There were a very few cases of 100% in a few government guaranteed programs and a few isolated cases of “combo” loans with the first mortgage at 75% or 80%, and the second mortgage comprising the balance to equal 100%.  The majority of the originations were from 80% to 95% LTV.

Michael R. Clampitt, Senior Attorney
May 12, 2009

The mortgage crisis will likely be minimal to the Company since the Company never held loans “in-house” waiting to deliver to various banks across the country.  Loans are always approved and identified as purchased by a selected institution prior to funding the loan with the client.  This enables the loan to be moved into another bank’s portfolio either simultaneously with the closing, or shortly thereafter.

In addition, the Company’s markets are located in relatively conservative areas that were not hit as hard as some areas across the country.  With little or no loans in the five states that comprised over 90% of the foreclosures in the country thus far (CA, NV, AZ, FL & MI), the Company avoided many of the real estate value concerns such as declining markets that have hurt mortgage loan origination.  With the majority of the Company’s loans being originated in Texas, New Mexico, and Oklahoma, the company will likely continue to see less impact from the current crisis.

17.           Please disclose whether any of the third parties for which you have originated loans has ceased doing business with you in the last year.

RESPONSE:  Although there have been a few large banking institutions which have closed their wholesale lending departments, the Company did not originate a material amount of loans from these sources.  Bank America and IndyMac were two of the Company’s third party sources that have ceased doing business with broker operations like the Company’s.  The Company still has in excess of 50 sources from which to provide loans on the broker or wholesale side of the business.  In addition, the Company now has mortgage banking available to it and is closing over 1/3rd of its business as mortgage bankers.  The Company has added language in this section which discloses the loss of these two sources.

18.           Your current discussions of your results of operations are overly abbreviated.  Please revise to provide substantively expanded discussions of your results of operations for all periods, including a discussion of the source(s) and type(s) of revenue earned and discussions of all material expenses.  Discuss in more detail the underlying reasons for the changes between periods.

RESPONSE:  This section of the document has been expanded to provide more substantive discussions of the Company’s sources and types of revenues and the results of operations for each period.

19.           Please revise to clarify the specific nature of your material expense items such as commissions, appraisal, branch development, convention costs, etc.  An investor needs to understand what is driving your expenses and what effect they will potentially have on future operations.  To the extent you pay commissions under different structures or agreements, please provide a discussion that quantifies each type of commission paid and that discusses the related trends.

RESPONSE:  The specific nature of the material expenses is now addressed in the overview portion of this section.

Business and Properties, page 10

20.           Revise the second paragraph on page 11 to disclose the “up[front] territorial fee” or range and the boundaries of each territory; the range of commissions per loan and the split arrangements; and, whether any of the arrangements are exclusive or are the branch offices able to deal with other brokers and lenders.  Noting the last sentence on page 8, disclose the costs of establishing new branches.  Disclose the turnover percentage per year in branch offices and any other material aspects of the arrangements or this business model.

Michael R. Clampitt, Senior Attorney
May 12, 2009

RESPONSE:  This paragraph has been divided into several paragraphs.  The first paragraph remains a discussion of the products offered by the Company and the geographic location of the branches.  The second paragraph discusses the mortgage brokerage and mortgage banking operations of the Company.  It also discusses the terms of the warehouse line of credit used in the mortgage banking business.

The third paragraph focuses on the branch offices.  Branch offices are not granted specific territories and the word “territory” has been removed from this paragraph.  Language has also been added which discloses the amount of commissions paid to the Company by the branch offices and the costs associated with joining the network.  Each branch arrangement is exclusive with the Company, which means that a branch must originate loans solely through the Company using its lending sources.  A new paragraph has been added immediately following this one which discusses the costs associated with establishing a new branch office.  Finally, language has been added which discloses the annual turnover percentage.  Management believes there are not any other material aspects of the arrangements or the business model than those set forth in this section.

21.           Please revise to provide an expanded discussion of your branch operations.  Specifically disclose how many branches were added in each period, how many were cancelled and the average life of a branch agreement.  A tabular format maybe useful.

RESPONSE:  The Company has added language and a table in this section describing the number of branch offices which joined and the number which left the network during each of the two most recent fiscal years and the current year through a current date.

22.           Please revise here or in MD&A to qualify, for each period presented, the number of loan applications received and loans closed.  To the extent loan applications were received from different sources, please provide disaggregated information that identifies the source and quantifies the number of loans from that source.  Consider the need to discuss the related trends.

RESPONSE:  Information in response to this item has been added to the overview portion of the MD&A section which has been substantially expanded.

23.           Please revise MD&A to specifically quantify and discuss how branch compensation arrangements effect your results of operations.

RESPONSE:  Likewise, information in response to this item has been added to the overview portion of the MD&A section.

License Agreement with Nationwide, page 11

24.           Please review here and throughout your document, as appropriate, to provide a significantly expanded discussion of Nationwide By Owner, Inc. and its proprietary database, to include the following:

a.           Briefly discuss Nationwide’s business, including when it began operations, the states in which it operates and its net assets and revenues for the most recent periods.

Michael R. Clampitt, Senior Attorney
May 12, 2009

RESPONSE:  Language has been added in the section “License Agreement with Nationwide” which briefly describes the history of NWBO’s business.  The Company has not received and does not have access to the net assets of NWBO or its revenues for the most recent periods.

b.           Discuss whether Nationwide has a patent on its proprietary database for generating sale leads, whether or not the database has ever been successfully used to generate sales leads and whether or not information similar to or provide byNationwide’s database is available through other sources.

RESPONSE:  NWBO does not have a patent on its database for generating leads.  As described in the section titled “License Agreement with Nationwide,” the generation of leads by NWBO was used by others prior to the exclusive agreement with the Company.  In addition, as disclosed throughout the documents, the Company and its branch offices currently use the leads generated by NWBO to originate and close mortgage loans.  There are other companies which offer lead generation services similar to NWBO and this information has been included in the risk factors relating to NWBO in the Risk Factors section of the prospectus.

c.           Discuss your plans for the national processing center, including the anticipated timeline for completing it, quantification of the amount of funding needed to create and complete it and how you intend to fund its creation.

RESPONSE:  Management originally intended to open the national processing center to process leads which were anticipated to be generated from national marketing sources with whom NWBO was in active negotiations.  Because of delays in the negations caused by the general economic downturn, no definitive agreement has been reached.  Management has added language in the new section titled “Generation of Mortgage Loan Leads by Nationwide” which describes the Company’s current plans for the national processing center.

25.           Please identify the e-commerce partner to Nationwide from whom you are awaiting approval, clarifying the specific nature of the approval and when you anticipate receiving it.  Disclose and discuss any problems in the approval you have experienced or are experiencing.

RESPONSE:  The e-commerce partner previously referenced in the original filing referred to a national multilevel marketing company with whom NWBO was in active negotiation.  Due to some internal problems with one of the marketer’s largest teams, they were unable to take on new products at the time NWBO was attempting to join them.  Those problems have come to an end and NWBO is again in negotiations with them.  Management believes it is difficult to estimate a time-frame that NWBO may receive the necessary approvals, so they have also begun looking at other multilevel marketing groups to market their product directly to consumers.  NWBO is currently preparing a presentation opportunity with another multilevel marketing company.  Management is unable to estimate when, if ever, the negotiations will be completed successfully and the signs marketed through such a company.

Once an approval is obtained, management anticipates a “ramp-up” period during which NWBO will be estimating the number of signs to be provided to the marketing company and the number of consumers involved.  Based upon these estimates, the Company will develop the strategic plan to process the anticipated loans.  This plan would likely include a physical processing center as discussed previously.

Michael R. Clampitt, Senior Attorney
May 12, 2009

Certain Relationship and Related Transactions, page 15

26.           Please file as an exhibit to the registration statement the services agreement between the company and Deborah E. Erickson.  Refer to Item 601(b)(10)(ii)(A) of Registration S-K.

RESPONSE:  A copy of the signed written agreement with Ms. Erickson is attached to this filing as Exhibit 10.6 to the registration statement.

27.           Considering your numerous stock transactions, it is not clear to us how you have reliably determined the value of the shares issued for other than cash.  Please revise here and throughout the document to specifically disclose the amounts assigned to each issuance and how they were recorded.  For instance, we note many issuances in this section that were made at no cost to the issuer with no mention of how you accounted for them.

RESPONSE:  Management generally determined the value of the stock issued based upon the trading price of the stock as reported by the Pink Sheets.  The information in this section has been revised to include disclosure of the amounts assigned to each non-cash stock issuance and the amount that was recorded by the company for the issuance.

Management has made a number of additional changes throughout this section.  In accordance with Item 404(a) and Instruction 2 to Item 404(d) of Regulation S-K, any transactions which occurred prior to the required periods have been removed.  Pursuant to Item 404(d)(1) the Company has determined the threshold for information required by this section to be $10,906 and has eliminated items which did not meet this threshold or were not otherwise required to be included in response to Item 404.  In addition, pursuant to Instructions 5(a) and (b) of Item 404(a), disclosure of employment relationships of executive officers and the compensation of directors which is otherwise included in the Executive Compensation section of the prospectus has been eliminated from this section.  Also, any person not designated as a related person as defined in Instruction (1)(a) and (b) of Item 104(a) has been removed from this section unless otherwise required to be included.

Compensation of Directors, page 19

28.           Please revise to clarify the basis for valuing shares issued to directors at 50% of market value and to clarify how you accounted for these issuances.

RESPONSE:  This table has been revised in accordance with Item 404(r) of Regulation S-K.  For the year ended June 30, 2008, shares were issued at 100% of the closing price of the stock on the date of the grant.  For accounting purposes the shares were recorded in accordance with FAS 123R.

Selling Stockholders, page 20

29.           Discuss briefly how each selling stockholder acquired his or her securities.

Michael R. Clampitt, Senior Attorney
May 12, 2009

RESPONSE:  Footnotes have been added for each selling shareholder referencing how each person acquired his or her stock being registered for resale.  In addition, only 40,000 of the shares owned by Bark Fischer are being registered for resale and the reduced number of total shares being registered has been amended to reflect this change.  Also, the given name of Mr. Marr has been corrected in the Selling Stockholder table.  As previously noted, shares owned by me have also been removed from the table.

30.           Please disclose whether any of your selling stockholders are registered broker-dealers.

RESPONSE:  None of the selling stockholders is a registered broker-dealer.  Language has been added to the first paragraph of this section stating such.

Plan of Distribution, page 22

31.           You disclose that selling shareholders may sell short shares of the company’s common stock and/or enter into other hedging transactions.  Please disclose whether any of the selling shareholders have taken, or plan to take, a short position prior to this resale registration statement’s effectiveness.  We note your disclosure in the third to last paragraph of this section.

RESPONSE:  Language has been added to this section verifying that management has no knowledge that any selling shareholder has taken, or plans to take, a short position prior to the resale registration statement’s effectiveness.

32.           This section discloses that selling shareholders may sell their shares at negotiated prices with institutional or other investors.  Thus, it appears that selling shareholders may sell their shares at prices below market value.  Please consider adding a risk factor explaining the possible implications sales below the market price could have on the stock’s value.

RESPONSE:  A risk factor has been added to the section titled “Risk Factors” which explains the possible effects of below market sales by the selling shareholders.

Additional Information, page 25

33.           Please revise to reflect the proper form on which the registration statement is filed.

RESPONSE:  The error in this paragraph has been corrected to reference the S-1 registration form.

Financial Statements, beginning on page 26

34.           Please revise to present the financial statements for the periods ended March 31, 2008 and 2007 in comparative format.  Your current presentation does not promote an easy comparison of the information between periods.

Michael R. Clampitt, Senior Attorney
May 12, 2009

RESPONSE:  Interim financial statements for the six months ended December 31, 2008 and 2007 in comparative format have been included with this filing.

35.           Considering the numerous shares issues made for various purposes and the fact that your shares are thinly traded, please provide us a schedule in chronological order of all share issuances and re-acquisitions for the past three years including the number of shares, whether or not they were issued to a related party or independent third party, whether they were issued for cash or services (if services, please describe the service), the value ascribed to the issuance and how that value was determined.

RESPONSE:  A schedule setting forth this information is included as supplemental information with this filing.

36.           Our comments issued on the financial statements and notes to the financial statements relate to the financial statements for every period presented.  Please make revisions to each set of financial statements, as applicable.

RESPONSE:  Revisions pursuant to these comments have been made to each set of financial statements included in this filing, as applicable.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page 32

General

37.           Please revise to disclose your revenue recognitions policies, including the upfront territorial fee for access to your lender network paid by each branch owner.

RESPONSE:  Revenue is recognized as earned on the settlement date or the funding date, whichever is later, of each third party loan which generates commissions to the Company.  This revenue recognition policy has been added to the last paragraph in Note 1 of the financial statements.

Accounts Receivable, page 32

38.           Your disclosure that accounts receivable are at the amount management expects to collect indicates that they may be presented at amounts other then those contractual due under your agreements.  Please revise to provide a roll-forward of accounts receivable for all periods presented, identifying and quantifying any related allowance activity or write-offs.

RESPONSE:  A schedule setting forth this information is included as supplemental information with this filing.

Investments in Marketable Securities, page 32

39.           Please revise to include the disclosure requirements of ETIF 03-1.  Also, please provide us a supplemental schedule of your marketable securities that sets forth your position in each security and the method used to value it.

RESPONSE:  The disclosure required by ETIF 03-1 has been included in Note 4 of the financial statements.  Also set forth in the note is a schedule of the marketable securities setting forth the Company’s position in the securities.  The value of each security was determined using the market prices furnished by the brokerage firm managing the securities.  Also, attached hereto is a schedule of the marketable securities set forth in the financial statements setting forth the Company’s position in each security.

Michael R. Clampitt, Senior Attorney
May 12, 2009

Taxes Collected and Remitted to Government Authorities, page 32

40.           Please revise to disclose the specific nature of the revenues related to these activities.  Also, quantify these revenues and disclose where they are included in your financial statements.  Quantify any liabilities for amounts due government authorities and where they are included in your financial statements.

RESPONSE:  The paragraph titled “Taxes Collected and Remitted to Governmental Authorities” contained in Note 1 of the financial statements has been revised to state that the specific taxes were New Mexico gross receipts taxes collected from the Company’s customers.  There were no gross receipts tax liabilities due at the financial statement dates.

Note 6 – Related Party Transactions, page 34

41.           The amount of rent identified as paid to a related party does not agree to the amount disclosed in Note 5.  Please revise to clarify.

RESPONSE:  Note 6 has been changed in the current financial statements presented with this filing and the discrepancy in the amount of rent paid between Notes 5 and 6 has been corrected.

42.           Please revise to clarify why the amount paid for the vehicle rented from the president of the company for the nine months ended March 31, 2008 is less than the total of the monthly rent for nine months.

RESPONSE:  The amount paid by the company for car rental for the years ended June 30, 2008 and 2007, and for the six months ended December 31, 2008, was less than total rent for those periods.  The President of the Company did not take or require the rental payments in some months in order to improve the cash flow of the Company.  The non-payments are disclosed in Note 6 as contributions to the Company from the President as non-rent of personnel vehicle.

43.           Please revise to identify the employee to which you made an unsecured loan at 0% interest.  Discuss the business purpose of making these types of loans, your policy for making such loans, how you determine the loan is uncollectible and should be fully reserved and why you have not charged off this loan since it appears it is not collectable.

RESPONSE:  The loan was made to Regina Simpkins to start a branch office in Arizona and was made in the form of draws by her.  The purpose of the advances was to provide funds for the branch owner to get the business started.  The advances were to be repaid from the commissions earned by the branch once the branch was operating.  The Company made the loan to get a branch operating in a new territory.  Management believed the branch would be successful enough to pay back all of the advances and create opportunities for expansion of additional branches in the area.  The loan was considered to be uncollectible when the branch owner ceased operations and all attempts to collect the loan were unsuccessful.  The Company no longer makes advances or loans to branch owners.  The loan was charged off and recognized as bad debt expense on the income statement for the year ended June 30, 2007.  The loan and the reserve are no longer shown on financial statement after June 30, 2007, because the loan has been charged off.

Michael R. Clampitt, Senior Attorney
May 12, 2009

44.           Please revise here and throughout the document, including the Business section, to discuss the business purpose of issuing unsecured loans to NWBO, including why there are no set payment terms and how the proceeds are to be used.

RESPONSE:  The funds were provided to NWBO to assist it in its pursuit of a national marketing company or a national retail outlet to market NWBO’s smart signs throughout the country.  NWBO has issued to the Company a note which bears interest at 9.25% per annum and requires monthly payments of $1,000 beginning June 30, 2008, with a balloon payment of $96,381 due on August 30, 2009.  Language has been added in the Business and Properties section under the heading “License Agreement with Nationwide” to disclose this information.

45.           Based on your disclosure in Notes 3 and 6, it appears your president donated $108,497 worth of his personal stock to you which you used to compensate branch managers and that the president did not require any payment from you for the stock.

a.           Please revise to provide a comprehensive discussion of these related transactions including when the transactions occurred and how each element of the transaction was recorded in your balance sheet, income statement and statement of cash flows.

RESPONSE:  The Company president donated his personal stock to pay the stock commissions earned by the branches.  The branch owners receive 10% of their commission in stock.  The stock commission is calculated and paid quarterly.  The transaction is recorded in the accounting records of PrimeSource Mortgage and PSM Holdings each quarter.  See the second to last paragraph of Note 6 of the audited financial statements.

b.           It appears that these transactions were recorded on a net basis in your Statement of Changes in Stockholders Equity.  Please revise to present these transactions on a gross basis or tell us why you believe a net presentation is appropriate.

RESPONSE:  The transaction is recorded on the books of PrimeSource Mortgage as commission expense and the liability account due to PSM Holdings.  Each transaction is recorded on books of PSM Holdings to the asset account due from PrimeSource Mortgage and the other income account for the forgiveness of debt.  The commission expense in PrimeSource Mortgage is completely offset by the income in PSM Holdings.  The entries were eliminated in the consolidation of the two companies.  The transaction was not reflected in the statement of changes in stockholders equity because the stock was not issued by the Company and retained earnings was not changed by the transaction.

Note 8 – Stock Issuance, page 36

46.           Please revise to disclose the terms of your stock issuance plans.

RESPONSE:  The last paragraph of Note 8 of the audited financial statements observes that no options were granted or outstanding during the periods covered by the financial statements.  The Company will include in updated financial statements more detail of the terms of the Company’s stock issuance plan.

Michael R. Clampitt, Senior Attorney
May 12, 2009

Note 10 – Commitments, page 36

47.           See our comments above on the Business section and on the MD&A section and revise to provide quantified information regarding this license, including the number of loan leads and loans closed and commissions earned and paid since you acquired it.  To the extent you have earned revenues related to this license under different structures, please provide related disclosures.

RESPONSE:  The Company has not had sufficient information historically to provide the requested quantitative information in the financial statements.  Historically the Company has not gathered data on the number of leads and loans closed, and commissions earned and paid, relating to the NWBO license since the branch offices are independently owned and operated and may choose not to use these lead generating opportunities.  Because there have been a handful of branches that have taken advantage of the NWBO opportunity, management has recently begun tracking some of the results from those offices.  From the 5 or 6 offices that have used the NWBO technology, management believes there are approximately 20% of the loans being derived from the NWBO signs.  Because not all of the branch offices use the leads generated by the NWBO signs, approximately 7% of the total loans by all branch offices are estimated to be derived from these leads.  However, management also believes there are other benefits from the association for the branches in the form of marketing exposure and the control of a transaction.  If a prospective buyer calls the telephone number on the NWBO sign while looking for a property, and if they are not already working with a realtor, the branch office has the opportunity not only to generate the loan business, but may also refer a lead prospect to a producing realtor in the market area.

48.           Please revise to disclose your basis for assuming the three automatic renewal terms in determining the appropriate amortization period for the license.  Considering the uncertainty surrounding NWBO, your operations, mortgage brokerages in general, the housing marking and your ability to complete and put into operations a processing center, it seems an amortization period outside the five year term may not be appropriate.

RESPONSE:  NWBO is a diversified entity, with only a portion of its operations dedicated to business with the Company.  Based upon discussions with NWBO, management does not believe that establishment of the processing center will affect the renewal of the license.  The Company’s inclusion of the warehouse line of credit has allowed the Company to increase the number of loans closed in the most recent months.  For these reasons management believes it is reasonable to expect the renewals of the license agreement.

49.           Please revise to disclose your policy for identifying and measuring impairment of the license.

RESPONSE:  The Company has developed a method to measure the value of the NWBO license.  The method is a computation based on income from new and existing branches and an estimate of the value NWBO brings to each of the branches.  The computation is prepared each quarter.  The value of license as computed is compared to the book value of the license at the end of each quarter.  The book value is determined by the original cost of the license less accumulated amortization as of the end of the quarter.  The value of the license recorded on the balance sheet is the lesser of the computed value of the license or the book value of the license.  The book value of the license has always been the lesser value to date.

Michael R. Clampitt, Senior Attorney
May 12, 2009

Financial Statements for the period Ended March 31, 2007

Note 5 – Lease Commitments, page 48

50.           We note that office space leased from your president was sold to you in January 2007, yet we cannot locate disclosure of this asset in your property and equipment footnote.  Please revise to discuss the terms of this purchase and to disclose its carrying amount and related depreciation expense at each balance sheet date.

RESPONSE:  The statement in Note 5 that the office space leased from the president was purchased by the Company in January 2007 was not accurate.  The Company has not purchased the office space.   The sentence was removed from subsequent financial statements.

Note 6 – Related Party Transactions, page 49

51.           Please revise to disclose the specific nature of the certain services purchased from one of your directors.  See our comment above on share issuances in each period and ensure these shares are disclosed.

RESPONSE:  The Company’s director, Deb Erickson, provides support to the Company and the branches with employee matters, business advice, and speaking engagements to promote the Company and branches.  The director also helps with the Company’s annual conference.  Language has been added to this section to reflect the nature of these services.

Note 8 – Stock Issuance, page 52

52.           Please revise to clarify the method used to acquire 10,000 shares, identifying whether you acquired them from a shareholder or in an open market.  If from a shareholder, disclose how you determined the price.

RESPONSE:  The number of shares acquired was 4,000 shares.  The shares were mistakenly reported as 10,000 shares.  The correction has been made on the financial statements.  The shares were purchased in the open market through a brokerage company.

Independent Auditor’s Report, page 55

53.           Please have your auditor revise their audit opinion to state that their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as opposed to auditing standards generally accepted in the United States of America.

RESPONSE:  The audit opinion has been revised to state that the audits were completed in accordance with the standards of the Public Company Accounting Oversight Board.  See the opinion letter with the audited financial statements for the years ended June 30, 2008 and 2007.

Balance Sheets, page 56

54.           Since the capitalized costs of your license represents over 60% of your total assets, please revise to use a more specific line item description.

Michael R. Clampitt, Senior Attorney
May 12, 2009

RESPONSE:  The balance sheet has been revised for subsequent periods to provide a specific description of the NWBO license on the balance sheet.

Recent Sales of Unregistered Securities, page II-1

55.           From August 2005 to December 2005 you issued unregistered shares of common stock in reliance on Section 4(2) and Rule 506 of the Securities Act of 1933.  Please advise us asto how you determined that these offerings should not have been integrated.  In conducting your4 analysis, please address the five factors promulgated in the note to Rule502(a).  Please note that if these offerings should have been integrated you may not have been entitled to rely on Rule 506 since you sold your shares to more than 35 non-accredited investors during the aforementioned time period.

RESPONSE: During the period from August 2005 through December 2005, the Company engaged in three separate and distinct offerings.  In the first offering conducted from August 2005 through June 2006, the Company issued shares to its branch owners for past services and as incentive for their performance as branch owners (the “Branch Owner Incentive Offering”).  The second offering conducted from August 2005 through September 2005 related to issuances of common shares to branch owners for settlement of loan commission overrides (the “Branch Owner Settlement Offering”).  The third offering occurred in December 2005 and involved the sale of shares at $1.00 per share to certain employees, branch owners and their families (the “Cash Offering”).  While all three offerings occurred within a six-month period, management believes that each was a separate offering under the factors established in Rule 502(a) of Regulation D.

Pursuant to the Staff comment, we are also submitting an analysis showing that the offerings should not be integrated based on the five-factors analysis discussed in Release No. 33-4552, as presently set forth in Rule 502(a) of Regulation D under the Securities Act.  Each of the five factors is discussed below.

1.           Whether the sales are part of a single plan of financing.  The Branch Owner Incentive Offering, the Branch Owner Settlement Offering, and the Cash Offering were not part of a single plan of financing.  The Branch Owner Offering was limited to the owners of the Company’s branch offices and was an integral part of the Company’s branch owner operating plan going forward.  The shares were given as a bonus to existing branch owners and as an incentive for new branch owners to become affiliated with the Company’s branch owner program.  The Branch Owner Settlement Offering involved the issuance of shares in exchange for the cancellation of certain loan commission overrides granted to five of the Company’s branch owners in the past.  These overrides had represented percentage cash payments which the Company had agreed to pay these branch owners for referrals of new branch offices.  The loan commission override program had been discontinued and the offering represented a settlement arrangement negotiated by the Company with the five parties.  The Cash Offering was a one-time offer to employees, branch owners and their family members offered at a discount to market to reward them for their loyal service during the prior year and to raise cash for the Company.

2.           Whether the sales involve issuance of the same class of shares.  Each of the offerings involved the same class of securities, namely common stock.

3.           Whether the sales have been made at or about the same time.  Each of the offerings overlapped one another.

Michael R. Clampitt, Senior Attorney
May 12, 2009

4.           Whether the same type of consideration is being received.  The same type of consideration was not received in the three offerings.  In the Branch Owner Incentive Offering the primary consideration received by the Company was the agreement of the branch owner to become a part of the Company’s branch owner program, through which the company would generate a substantial portion of its revenues.  Shares were issued in the Branch Owner Incentive Offering either at no cost to the branch owner or at a substantial discount to the market price of the shares at the time the shares were earned by the branch owner.  The consideration received by the Company in the Branch Owner Settlement Agreement was the cancellation of the prior debt owed by the Company to the five branch owners under the discontinued loan commission override program.  And the sole consideration received by the Company in the Cash Offering was the cash paid for the shares.

5.           Whether the sales are made for the same general purpose.  The three offerings were conducted for very different purposes and were fundamentally different in nature.  As noted, the Branch Owner Incentive Offering was created as a fundamental program for the Company to sign up and retain branch owners.  The Branch Owner Settlement Offering was designed to settle prior obligations with a few branch owners who were owed commissions for referring prospective branch owners to the Company.  On the other hand, the Cash Offering was designed to reward a broader class of parties who had been loyal to the Company and to generate cash proceeds for Company operations.

56.           With respect to offerings made in reliance on Regulation D, please confirm, if true, that you complied with the filing of notice requirement of Rule 503 of Regulation D.

RESPONSE:  In Item 15 of Part II of the registration statement, the Company included seven offerings for which it claimed exemption under Rule 506 of Regulation D.  Two of the offerings were to Mr. Smith and Mr. Gass, executive officers of the Company at the time.  The Company did not file the required notice on Form D for these offerings because it reasonably believed that an exemption from registration under Section 4(2) was available at the time.  The paragraphs describing these two offerings have been revised to remove the references to Rule 506 and include the information relevant to Section 4(2).  The table below sets forth the remaining offerings which reference Rule 506 and the date of the filings of the applicable notices on Form D:

Offering Date	Form D Filing Date
From August 2005 to June 2006	9/21/05
From August 2005 to September 2005	9/21/05
April 2006	4/27/06
May 2006 to December 2006	5/25/06
July 2006	5/14/09

Management inadvertently failed to file the Form D for the July 2006 offering within the required time under Regulation D.  Nevertheless, management believes that the failure to file the notice did not pertain to a term, condition or requirement directly intended to protect a particular individual or entity since these offers were to branch owners with whom the Company had an ongoing business relationship and management believes the failure to file the notice was insignificant with respect to the offering as a whole.  Management did not understand the need to file the notice and as soon as it was discovered that the notice was due, management filed the form. Management has committed to file all future Form D notices in accordance with Rule 503 and the time periods provided therein.

Michael R. Clampitt, Senior Attorney
May 12, 2009

Notes to Financial Statements

Note 6 – Related Party Transactions, page 34

57.           With respect to the unsecured loans made to the company director and former employee, please disclose in the “Certain Relationships and Related Transactions” section the information required by Item 404(a)(1) and (a)(5) of Regulation S-K.

RESPONSE:  Additional language has been added to the “Certain Relationships and Related Transactions” section which sets forth the terms of the $20,000 loan during the year ended June 30, 2007, to Deborah Erickson, a director of the Company, and the repayment of the loan in May 2008.

Additional Information, page 25

58.           Include the address of the SEC’s Public Reference Room.  Refer to Item 101(h)(5)(iii) of Regulation S-K.

RESPONSE:  The address of the Public Reference Room has been added to this section.

Please feel free to contact me if you have any questions in regard to the foregoing responses.

Sincerely,

/s/ Ronald N. Vance

Encl.
cc:          Jeff Smith, President
Jim Kunko, CFO
Matt McNair, Staff Attorney (w/marked filing and supplemental information)
Mike Volley, Staff Accountant (w/marked filling and supplemental information)